Exhibit 14.1

Code of Ethics For Officers and Financial Executives

The purpose of this Code of Ethics is:

•	to promote the honest and ethical conduct of all of our Officers and Financial Executives (described below), including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by Microtune, Inc. (the “Company”);
•	and to promote compliance with all applicable rules and regulations that apply to the Company and its officers.

This Code of Ethics is applicable to all Company Officers including but not limited to, the Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, General Counsel, Vice President of Accounting and Finance, and Controller (or any persons performing similar functions, together, the “Officers and Financial Executives”).

Waivers of this Code may be made only by the Board of Directors (the “Board”) or a Board committee and will be disclosed in accordance with applicable rules and regulations.

As an officer of Microtune, Inc. and/or one or more of its subsidiaries, I will adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct:

•	Act at all times with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•	Discuss with the appropriate executive management level, or in the case of the Chief Executive Officer, with the Board and/or General Counsel, in advance any transaction that reasonably could be expected to give rise to a conflict of interest.

•	Provide full, fair, accurate, complete, objective, relevant, timely and understandable disclosure to my constituents and/or in reports provided to external constituencies (SEC, shareholders, reporting agencies, etc).

•	Comply with all applicable rules and regulations of federal, state, provincial and local governments, the SEC, the NASDAQ and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibility, due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work will not be used for personal advantage.

•	Proactively promote high integrity as a responsible member of my business team and/or in my work environment.

•	Achieve responsible use of and control over all company assets and resources employed or entrusted to me.

•	Comply with the Company’s policies and procedures.

By signing this statement, I acknowledge that I have read, understand, and agree to adhere to this Code of Ethics. I understand that I have an obligation to report to the General Counsel any suspected violations of the Code of Ethics now, or in the future. Violation of this Code may be grounds for termination from the Company.

Printed Name:

Signature:

Date: